

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 8, 2007

Mr. George Drazenovic
Chief Financial Officer
Tornado Gold International Corp.
8600 Technology Way, Suite 118
Reno, NV 89521

     Re: Tornado Gold International Corp.
            Form 10-KSB for the Year Ended December 31, 2005
            Filed April 12, 2006
            Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
            Filed March 23, 2007
            File No. 000-50146

Dear Mr. Drazenovic:

     We have completed our review of your 2005 Form 10-KSB, and related amendment, and do not, at this time, have any further comments.

                  Sincerely,

                  Karl Hiller
                  Branch Chief